================================================================================

                                    FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



(Mark One)

[X]     ANNUAL REPORT  PURSUANT TO SECTION 15(D) OF THE  SECURITIES  EXCHANGE
        ACT OF 1934
                For the year ended December 30, 2001


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                For the transition period from ____________ to ______________


                         Commission file number 0-19277



A. Full title of Plan and the address of the Plan, if different from that of the issuer named below:



                    THE HARTFORD INVESTMENT AND SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:



                   THE HARTFORD FINANCIAL SERVICES GROUP, INC.
                HARTFORD PLAZA, HARTFORD, CONNECTICUT 06115-1900




================================================================================

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN

                                TABLE OF CONTENTS

                     YEARS ENDED DECEMBER 30, 2001 AND 2000



                                                                        Pages
                                                                        -----

Independent Auditors' Report                                             F-1

Report of Independent Public Accountants                                 F-2

Statements of Net Assets Available for Benefits as of December 30,
  2001 and 2000                                                          F-3

Statements of Changes in Net Assets Available for Benefits for the
  Years Ended December 30, 2001 and 2000                                 F-4

Notes to Financial Statements                                         F-5 - F-10

Schedule H, Line 4i - Schedule of Assets Held at Year End as of
  December 30, 2001                                                  F-11 - F-14

Schedule H, Line 4j - Schedule of Reportable Transactions for the
  Year Ended December 30, 2001                                           F-15

Signature                                                                F-16

Exhibit 1 - Consent of Independent Auditors                              F-17

                          INDEPENDENT AUDITORS' REPORT



The Hartford Financial Services Group, Inc.
Hartford, Connecticut


We have audited the accompanying statement of net assets available for benefits of The Hartford Investment and Savings Plan (the "Plan") as of December 30, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of The Hartford Investment and Savings Plan as of December 30, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2001 basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic 2001 financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.



Deloitte & Touche LLP
Hartford, Connecticut



June 20, 2002

THIS IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP. THE REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP NOR HAS ARTHUR ANDERSEN LLP PROVIDED A CONSENT TO THE INCLUSION OF ITS REPORT IN THIS ANNUAL REPORT ON FORM 11-K.




                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To The Hartford Financial Services Group, Inc.:

We have audited the accompanying Statements of Net Assets Available for Benefits of The Hartford Investment and Savings Plan as of December 30, 2000 and 1999, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Hartford Investment and Savings Plan as of December 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic 2001 financial statements taken as a whole. The supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                             ARTHUR ANDERSEN LLP



Hartford, Connecticut
June 18, 2001


                                                                                                                 EIN# 06-0383750
                                                                                                                       PLAN# 100
                                              THE HARTFORD INVESTMENT AND SAVINGS PLAN
                                           STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                  AS OF DECEMBER 30, 2001 AND 2000
                                                          ($ IN THOUSANDS)



                                                                   2001                                     2000
                                                 ----------------------------------------------------------------------------------
                                                                   NON-                                     NON-
                                                                  MEMBER       MEMBER                      MEMBER       MEMBER
                                                     TOTAL       DIRECTED     DIRECTED        TOTAL       DIRECTED     DIRECTED
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
   Investments, at fair value:
     The Hartford Financial Services Group,
      Inc. common stock (13,456,621 and
      13,477,603 shares at December 30, 2001
      and 2000, respectively)                    $    845,076  $   646,479  $     198,597 $    951,958  $   727,218  $     224,740
     Standard & Poor's 500 Index Portfolio            216,776           --        216,776      253,439           --        253,439
     Investment in mutual funds                       318,193           --        318,193      297,911           --        297,911
     Pooled temporary investments                      32,076       12,477         19,599       33,751       14,223         19,528
   Investment in group annuity contracts, at
    contract value                                    358,011           --        358,011      319,639           --        319,639
   Investment in loans receivable                      34,922           --         34,922       35,429           --         35,429
   Dividends and interest receivable                    6,755        3,326          3,429        6,584        3,537          3,047
   Contributions receivable                             4,877        1,205          3,672        3,676        1,211          2,465
-----------------------------------------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                  1,816,686      663,487      1,153,199    1,902,387      746,189      1,156,198
LIABILITIES
   Unsettled net security purchases (sales)             3,403           --          3,403        3,720         (189)         3,909
   Interfund transfers pending                             --          627           (627)          --          573           (573)
   Other liabilities                                      471           --            471           --           --             --
-----------------------------------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES                                 3,874          627          3,247        3,720          384          3,336
-----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                $  1,812,812  $   662,860  $   1,149,952 $  1,898,667  $   745,805  $   1,152,862
===================================================================================================================================

See notes to financial statements.

                                                                                                                 EIN# 06-0383750
                                                                                                                       PLAN# 100
                                              THE HARTFORD INVESTMENT AND SAVINGS PLAN
                                     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                           FOR THE YEARS ENDED DECEMBER 30, 2001 AND 2000
                                                          ($ IN THOUSANDS)


                                                                   2001                                     2000
                                                 ----------------------------------------------------------------------------------
                                                                   NON-                                     NON-
                                                                  MEMBER       MEMBER                      MEMBER       MEMBER
                                                     TOTAL       DIRECTED     DIRECTED        TOTAL       DIRECTED     DIRECTED
-----------------------------------------------------------------------------------------------------------------------------------
ADDITIONS (DEDUCTIONS) TO NET ASSETS ATTRIBUTED TO:
   Investment income:
     Net realized and unrealized gains (losses)  $   (157,334) $   (80,686) $     (76,648)$    304,637  $   267,618  $      37,019
     Dividends and interest                            40,721       11,052         29,669       61,752       11,254         50,498
-----------------------------------------------------------------------------------------------------------------------------------
       Total investment income (loss)                (116,613)     (69,634)       (46,979)     366,389      278,872         87,517
   Interest on participant loans                        3,231           95          3,136        3,205           --          3,205
   Employee contributions                              69,370           --         69,370       63,550           --         63,550
   Employer contributions, net of forfeitures          30,367       28,943          1,424       26,607       25,894            713
   Rollovers                                           21,455           --         21,455        8,119           --          8,119
   Other, net                                           4,495         (684)         5,179        1,043      (11,814)        12,857
-----------------------------------------------------------------------------------------------------------------------------------
       TOTAL ADDITIONS (DEDUCTIONS)                    12,305      (41,280)        53,585      468,913      292,952        175,961
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Interfund transfers                                     --       (9,669)         9,669           --      (42,139)        42,139
   Loans to participants                                   --         (589)           589           --         (650)           650
   Administrative expenses                             (3,392)      (1,291)        (2,101)      (3,276)      (1,086)        (2,190)
   Benefits paid to members                           (94,768)     (30,116)       (64,652)    (142,473)     (50,067)       (92,406)
-----------------------------------------------------------------------------------------------------------------------------------
       TOTAL DEDUCTIONS                               (98,160)     (41,665)       (56,495)    (145,749)     (93,942)       (51,807)
-----------------------------------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE                               (85,855)     (82,945)        (2,910)     323,164      199,010        124,154
-----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                                1,898,667      745,805      1,152,862    1,575,503      546,795      1,028,708
-----------------------------------------------------------------------------------------------------------------------------------
   END OF YEAR                                   $  1,812,812  $   662,860  $   1,149,952 $  1,898,667  $   745,805  $   1,152,862
===================================================================================================================================

See notes to financial statements.

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 30, 2001 AND 2000
                                ($ IN THOUSANDS)

NOTE 1.  DESCRIPTION OF THE PLAN

The Hartford Financial Services Group, Inc., a Delaware corporation, and its consolidated subsidiaries ("The Hartford" or the "Company") provide life and property and casualty insurance to both individual and commercial customers in the United States and internationally.

On June 27, 2000, The Hartford acquired all of the outstanding shares of Hartford Life, Inc. ("Hartford Life" or "HLI") that the Company did not already own ("The HLI Repurchase"). As a result, HLI became a wholly-owned subsidiary of The Hartford. While Hartford Life continues to exist as a company, Hartford Life stock no longer is listed or traded on the New York Stock Exchange. Proceeds received by The Hartford Investment and Savings Plan (the "Plan") from The HLI Repurchase of $70,888 were used by the trustee to purchase shares of The Hartford common stock. All of the assets that were remaining in the Hartford Life Company Stock Fund, after the purchase of the shares was completed, were transferred to the Hartford Financial Services Group, Inc. Stock Fund. After the purchase of the HLI shares was completed, future employee contributions were redirected to the Hartford Financial Services Group, Inc. Stock Fund.

Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, restoration, loans, fund redistribution and definitions of all capitalized terms are contained in the Plan's information document, which has been distributed to the participants.

Plan Changes
------------

There have been several amendments to the Plan document during 2002. See Note 10 for explanation of changes.

General
-------

The Plan is a defined contribution plan covering all full-time and some part-time employees of the Company who have six months or more of service and who have attained age 19. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Trust, as defined in the Plan document, is the aggregate funds held by the Trustee, Bankers Trust Company, under the trust agreement established for the purposes of this Plan.

Contributions
-------------

Plan members may generally elect to save 2% to 16% of base salary ("Basic Savings"). Members may designate their savings as before-tax, after-tax or a combination of both. Members who are highly compensated employees may be limited to less than 16% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended (the "Code").

An amount equal to 50% of a member's Basic Savings is matched by the Company. Basic Savings are contributions which are not in excess of the first 6% of base salary. Members' savings in excess of 6% of base salary are supplemental savings that are not matched by Company contributions. In addition, the Company allocates 0.5% of base salary ("Floor Company contributions") to the Floor Company Contribution Account of each eligible employee. Matching Company contributions and Floor Company contributions are invested in the Hartford Financial Services Group, Inc. Stock Fund.

On December 30, 2001 for the 2002 Plan year and December 30, 2000 for the 2001 Plan year, the Company guaranteed a fixed minimum contribution (based on a percentage of the amount of employer contributions normally made) that represents the employee salary deferral contributions and matching contributions for the subsequent Plan year. If actual contributions are less than the guaranteed fixed minimum amount at the end of the Plan year, an additional matching contribution would be made to the participants. The minimum contribution was met for the 2001 and 2000 Plan years.

Administrative Costs
--------------------

The Trust, as defined by the Plan, pays for the administrative expenses of the Plan up to 0.25% of the market value of Trust assets. The Company continues to pay certain Plan administrative expenses which cannot be paid by the Trust.

Member Accounts
---------------

Each member's account is credited with that member's contributions and allocations of (a) the Company's contribution and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on member earnings or account balances, as defined in the Plan document. The benefit to which a member is entitled is the benefit that can be provided from that member's vested account.

Vesting
-------

Vesting in Company matched contributions begins one year after employment at 20% and increases 20% each consecutive year until the fifth consecutive year of employment when 100% is vested. Notwithstanding the foregoing statement, a member becomes fully vested in such member's Company contribution account upon retirement, disability, death, or upon reaching age 65, or the complete discontinuance of Company contributions or upon termination of the Plan. Floor contributions are 100% vested when allocated to each member's account.

Investment Options
------------------

Contributions of member savings are invested in any one or more of the funds listed below in multiples of 1%, as elected by the member ("member directed investments"). Non-member directed investments are invested in The Hartford Financial Services Group, Inc. Stock Fund, and consist of Matching Company contributions and Floor Company contributions.

 [1], [2]  HARTFORD FINANCIAL          This fund's investment objective is to
           SERVICES GROUP, INC.        seek long-term capital appreciation by
           STOCK FUND                  investing in the common stock of The
                                       Hartford.

 [1], [3]  HARTFORD  LIFE COMPANY      This fund's investment  objective  was to
           STOCK FUND                  seek long-term capital appreciation  by
                                       investing  in the Class A common stock
                                       of Hartford Life, Inc.

    [1]    INDEX FUND                  This fund's  investment  objective is to
                                       seek investment results that track the overall performance of the stocks in the Standard & Poor's ("S&P") 500 Stock
                                       Index by  investing in stocks in the S&P
                                       500 Stock Index.


    [1]    STABLE VALUE FUND           This fund's  investment  objective is to
                                       seek a stable  and  predictable  rate of
                                       return  and  preservation  of capital by
                                       investing  in  group  annuity  contracts
                                       issued   by  a   diversified   group  of
                                       high-quality life insurance companies, which may include an affiliate, Hartford
                                       Life, deposit agreements issued by a diversified group of high-quality banks,
                                       U.S. government obligations and asset-
                                       backed securities.

    [1]    ADVISERS FUND               This fund's  investment  objective is to
                                       seek long-term total return by investing
                                       primarily   in  the   stocks   of   U.S.
                                       companies,    bonds   and   other   debt
                                       securities,     and     money     market
                                       instruments.

    [1]    BOND INCOME STRATEGY        This fund's  investment  objective is to
           FUND                        seek  a high  level  of  current  income
                                       consistent  with  a  competitive   total
                                       return as compared  with bond funds with
                                       similar   investment    objectives   and
                                       policies  by   investing   primarily  in
                                       investment-grade bonds.


    [1]    MONEY MARKET FUND           This fund's  investment  objective is to
                                       seek maximum  current income  consistent
                                       with  liquidity  and   preservation   of
                                       capital  by  investing  in  cash,   cash
                                       equivalents   and   high-quality    debt
                                       securities.


    [1]    DIVIDEND  AND  GROWTH       This fund's  investment  objective is to
           FUND                        seek   current   income  and  growth  of
                                       capital by investing primarily in large,
                                       well-known   U.S.   companies  that  pay
                                       above-average dividends.

    [1]    INTERNATIONAL               This fund's  investment  objective is to
           OPPORTUNITIES FUND          seek  long-term  growth  of  capital  by
                                       investing primarily in the stocks of large non-U.S. companies.

    [1]    CAPITAL APPRECIATION        This fund's  investment  objective is to
           FUND                        seek capital  appreciation  by investing
                                       primarily in the stocks of small, medium and large U.S. companies.

    [1]    SMALL COMPANY FUND          This fund's  investment  objective is to
                                       seek capital  appreciation  by investing
                                       primarily  in stocks  of U.S.  companies
                                       with market  capitalization of less than
                                       $2 billion  that the  portfolio  manager
                                       believes  have  above-average   earnings
                                       growth potential.

    [1]    MIDCAP FUND                 This fund's  investment  objective is to
                                       seek capital  appreciation  by investing
                                       primarily    in   stocks   with   market
                                       capitalization in the range represented by the S&P MidCap 400 index.

    [1]    HIGH YIELD FUND             This fund's  investment  objective is to
                                       seek high current  income with growth of
                                       capital as a secondary  consideration by
                                       investing    primarily   in   securities
                                       considered to be below investment grade quality.

    [1]    GLOBAL LEADERS FUND         This fund's  investment  objective is to
                                       seek growth of capital by  investing  in
                                       stocks of U.S.  and  non-U.S.  companies
                                       that are leaders in their  industries as
                                       indicated  by  an   established   market
                                       presence and a strong global, regional, or country competitive position.

 [1], [4]  GLOBAL HEALTH FUND          This fund's  investment  objective is to
                                       seek long-term  capital  appreciation by
                                       investing  at  least  80% of  its  total
                                       assets  in  the  equity   securities  of
                                       health care companies worldwide.


 [1], [4]  GLOBAL TECHNOLOGY FUND      This fund's  investment  objective is to
                                       seek long-term  capital  appreciation by
                                       investing  at  least  80% of  its  total
                                       assets  in  the  equity   securities  of
                                       technology companies worldwide.


 [1], [4]  STOCK FUND                  This fund's  investment  objective is to
                                       seek long-term capital appreciation with income as a secondary consideration by investing in stocks of U.S. and non-U.S.
                                       companies.

[1]   Indicates   party-in-interest   with  The   Hartford  or  certain  of  its
      subsidiaries. See Note 8 for further discussion.
[2] An amendment effective January 1, 2000 renamed the fund from the former "Hartford Company Stock Fund".
[3]   Terminated on August 3, 2000.
[4]   Became effective September 1, 2000.

Participant Loans
-----------------

Members may borrow from their fund accounts a minimum of $1 to a maximum equal to the lesser of $50 or 50% of their vested account balances. Loan transactions are treated as transfers from (to) the investment funds to (from) the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the member's account and bears interest at the prime rate (as published in the Wall Street Journal) plus 1% and remains fixed for the term of the loan. The interest rate is determined quarterly.

Payment of Benefits
-------------------

On termination of service due to death, disability, retirement, or other reasons, members or their designated beneficiaries may elect to receive a lump sum amount equal to the value of the vested interest in their respective accounts; subject to certain conditions, annual installments over a period not greater than twenty years; annual installments over the recipient's life expectancy; or stock distributions. Members or their designated beneficiaries may also elect to defer distributions subject to certain conditions.

Forfeitures
-----------

Forfeitures of the nonvested portion of any member's Company contributions are applied to reduce future Company contributions. Forfeitures were immaterial for the years ended December 30, 2001 and 2000.

NOTE 2.  ACCOUNTING POLICIES

The financial statements have been prepared using the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deletions during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made to prior year financial information to conform to the current year classification of transactions and accounts.

NOTE 3.  INVESTMENTS

The following investments represented 5% or more of the Plan's net assets:


                                                                                                   DECEMBER 30,
                                                                                              2001             2000
     ---------------------------------------------------------------------------------------------------------------------
     The Hartford Financial Services Group, Inc. common stock (13,456,621 and
        13,477,603 shares at December 30, 2001 and 2000, respectively)                   $     845,076*   $     951,958*
     S&P 500 Index Portfolio Hartford GA-6226                                                  216,776          253,439
     Stable Value Fund - group annuity contracts                                               358,011          319,639
     =====================================================================================================================

     *  Includes non-member directed assets

For the years ended December 30, 2001 and 2000, the Plan's investments (depreciated) appreciated as follows:

                                                                                                   DECEMBER 30,
                                                                                              2001             2000
     ---------------------------------------------------------------------------------------------------------------------
     The Hartford Financial Services Group, Inc. common stock                            $    (105,472)   $     338,985
     Hartford Life, Inc. common stock (For 2000, for the period through June 27, 2000)              --           12,944
     Standard & Poor's 500 Index Portfolio                                                     (28,085)         (25,045)
     Mutual funds                                                                              (23,777)         (22,247)
     ---------------------------------------------------------------------------------------------------------------------
     Net realized and unrealized gains (losses)                                          $    (157,334)   $     304,637
     =====================================================================================================================

NOTE 4.  VALUATION OF INVESTMENTS

Plan investments, except group annuity contracts, are reported at fair value. The fair value of the underlying common stock of Hartford Financial Services Group, Inc. Stock Fund and Hartford Life Company Stock Fund (until the date of the HLI Repurchase) is based on quoted market prices. Interests in mutual funds and pooled investment funds are valued at the redemption price established by the trustee or the investment manager of the respective fund.

The Plan has entered into numerous traditional and synthetic group annuity contracts primarily with insurance carriers. These contracts, which are included in the Stable Value Fund, are fully benefit responsive and are included in the financial statements at contract value. Fully benefit responsive contracts provide for a stated return on principal invested over a specified period and that permit withdrawals at contract value for benefit payments, loans, or transfers. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. As of December 30, 2001 and 2000, the estimated fair value of the group annuity contracts was $358,011 and $319,639, respectively. The average yield and weighted average crediting interest rate on these contracts was 6.54% and 6.33%, respectively, for the year ended December 30, 2001, and 6.56% and 6.80%, respectively, for the year ended December 30, 2000. Crediting interest rate resets are generally made quarterly for synthetic contracts and are reset based on formulas which may use market value, book value, duration and yield. A synthetic group annuity contract is an investment contract that simulates the performance of a traditional group annuity contract through the use of financial instruments. A key difference between a synthetic group annuity contract and a traditional group annuity contract is that the Plan owns the assets underlying the synthetic group annuity contract. Traditional group annuity contracts have fixed crediting interest rates.

NOTE 5.  FEDERAL INCOME TAX

The Internal Revenue Service has determined and informed the Company by letter dated February 25, 1998 that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the trust agreement and the Trust hereunder subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, the interest of affected members shall automatically become nonforfeitable.

NOTE 7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As of December 30, 2001 and 2000, the following is a reconciliation of net assets available for plan benefits according to the accompanying financial statements to Form 5500:


                                                                                              2001             2000
     ---------------------------------------------------------------------------------------------------------------------
     Net assets available for plan benefits on financial statements                      $    1,812,812   $    1,898,667
     Amounts allocated to withdrawing members                                                      (117)          (1,291)
     ---------------------------------------------------------------------------------------------------------------------
     Net assets available for plan benefits on Form 5500                                 $    1,812,695   $    1,897,376
     =====================================================================================================================

The following is a reconciliation of benefits paid to members according to the accompanying financial statements to Form 5500:


                                                                                              2001             2000
     ---------------------------------------------------------------------------------------------------------------------
     Benefits paid to members on financial statements                                    $       94,768   $      142,473
     Amounts allocated to withdrawing members at end of year                                        117            1,291
     Amounts allocated to withdrawing members at beginning of year                               (1,291)            (378)
     ---------------------------------------------------------------------------------------------------------------------
     Benefits paid to members on Form 5500                                               $       93,594   $      143,386
     =====================================================================================================================

Amounts allocated to withdrawing members are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the Plan year but not paid as of that date.

NOTE 8.  PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are held in funds managed by Bankers Trust Company, the Trustee, as defined by the Plan, and certain subsidiaries of The Hartford. Fees paid by the Plan for Trustee, custodial and investment management services provided by Bankers Trust Company amounted to $592 and $615 for the years ended December 30, 2001 and 2000, respectively. Fees paid by the Plan to certain subsidiaries of the Company for investment management services and the issuance of group annuity contracts amounted to $65 and $76 for the years ended December 30, 2001 and 2000, respectively. In addition, certain Plan investments are shares of The Hartford common stock for the 2001 and 2000 Plan years. Since The Hartford is the Plan Sponsor, these transactions qualify as party-in-interest transactions.

NOTE 9.  PLAN AMENDMENTS

Effective November 29, 2001, a portion of the Plan was converted into a non-leveraged employee stock ownership plan ("ESOP") within the meaning of code section 4975(e)(7). The ESOP is designed to invest primarily in The Hartford Financial Services Group, Inc. stock.

NOTE 10.  SUBSEQUENT EVENTS

Effective January 1, 2002, the following changes were made to the Plan:

o Employees with fewer than six months of service can begin contributing to the Plan, though six months of service is still necessary to be eligible for Floor Company contributions and Matching Company contributions.

o The annual before-tax savings limit in the Plan will increase from $10.5 to $11 for 2002 and the amount of before-tax money that may be contributed will increase by $1 each year until the limit reaches $15 in 2006. This limit will increase for inflation in $0.5 increments after 2006. The total annual contribution limit for combined before- and after- tax savings will increase to $40 (or annual pay if less) from $35.

o The dollar threshold for determining highly compensated employees has increased from $80 to $85. This determination is based on a member's prior year earnings.

o Members now have the option of automatically reinvesting earned dividends or withdrawing them from the Plan in cash after they are paid (usually quarterly). Prior to January 1, 2002, earned dividends were automatically reinvested to increase a member's account balance.

o The mandatory suspension period (period of time in which a member may not make contributions to the Plan) when taking a Safe Harbor hardship withdrawal from the Plan has been reduced to six months from twelve months.

o Other qualified retirement plan balances, including before-tax and after-tax money, may now be rolled over into the member's Plan account at any time, without incurring tax penalties.

o Eligible retired or terminated plan members can elect to receive their account balances in annual installments over the lesser of the member's life expectancy (based on IRS life expectancy tables) or thirty years. If a member elected life expectancy installments prior to 2002, the member's remaining installments will be recalculated based on the new tables.

Beginning on January 2, 2002, the Plan will be offering The Hartford HLS mutual funds in place of the Class Y shares of The Hartford's retail mutual funds. The HLS funds have the same investment management, investment objective, and investment style as their retail fund counterparts. However, the HLS funds have lower retail fees and expenses. Existing balances that Plan members have in the Class Y shares will be automatically transferred to the applicable HLS funds on January 2, 2002.

Beginning on February 1, 2002, Plan members will have greater flexibility in the investment of their Company contribution accounts. Plan members will no longer be required to wait until age 55 to diversify their Company contribution accounts (Company Matching, Floor Company and ESOP contributions). All Plan members will be able to make fund transfers of existing Company contributions and direct future Company contributions at any time, in any amount, and to any fund.

Also, beginning on February 1, 2002, the maximum employee contribution rate is increasing from 16% to 30%. Certain employees will be able to elect to contribute from 2% to 30% of annual base pay with before-tax dollars, from 1% to 30% with after-tax dollars, or from 2% to 30% with a combination of both, as allowed by the Plan and subject to IRS limits. Highly compensated employees (employees who earned more than $85 in 2001) will continue to be limited to a maximum combined contribution rate of 10% and their before-tax rate cannot exceed 7%.

On April 10, 2002, participant balances in the amount of $7,568 from the Omni 401(k) plan merged into The Hartford Investment and Savings Plan. Omni Insurance Group, Inc. is a subsidiary of The Hartford Financial Services Group, Inc.

Beginning December 31, 2002, the annual base pay limit for the Plan will increase to $200 (from $170).


                                                                                                                  EIN# 06-0383750
                                                                                                                        PLAN# 100
                                              THE HARTFORD INVESTMENT AND SAVINGS PLAN
                                      SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD AT YEAR END
                                                       AS OF DECEMBER 30, 2001
                                                          ($ IN THOUSANDS)

                                    (C)  DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF                 (E) CURRENT
(A)    (B) IDENTITY OF PARTY             INTEREST, COLLATERAL, PAR OR MATURITY VALUE                 (D)  COST           VALUE
------------------------------------------------------------------------------------------------------------------------------------
       Hartford Financial Services Group, Inc. Stock Fund
       --------------------------------------------------

*      The Hartford Financial       The Hartford Financial Services Group, Inc. common stock
          Services Group, Inc.      (13,456,526 shares)                                              $     485,547  $       845,070
*      Bankers Trust Company        BT Pyramid Directed Account Cash Fund - STIF                            16,310           16,310
                                                                                                                       -------------
                                             SUBTOTAL                                                                       861,380
                                                                                                                       -------------

       Stock Fund
       ----------

*      The Hartford Financial       Hartford Mutual Funds, Inc. Stock Fund Cash Fund - Class Y
          Services Group, Inc.      shares (109,343.06 shares)                                                 ***            2,074
                                                                                                                       -------------
                                             SUBTOTAL                                                                         2,074
                                                                                                                       -------------
       Clearing Account
       ----------------
*      Bankers Trust Company         BT Pyramid Directed Account                                               ***            5,751
*      The Hartford Financial        The Hartford Financial Services Group, Inc. common stock
          Services Group, Inc.       (95 shares)                                                               ***                6
                                                                                                                       -------------
                                             SUBTOTAL                                                                         5,757
                                                                                                                       -------------

       Index Fund
       ----------
*      Hartford Life Insurance
          Company                   S&P 500 Index Portfolio Hartford - GA - 6226, S/A BI                       ***          216,776
                                                                                                                       -------------
                                             SUBTOTAL                                                                       216,776
                                                                                                                       -------------
       Stable Value Fund
       -----------------
*      Bankers Trust Company        BT Pyramid Discretionary Account Cash Fund - STIF                          ***            8,738
       Business Mens Assurance      Group Annuity Contract #1412, 7.64%, 11/30/2004                            ***            9,931
       Caisse des Depots et
          Consignations             Group Annuity Contract  #BR302-01, 6.98%, 01/01/2002                       ***            4,105
       Canada Life Assurance
          Company                   Group Annuity Contract #46092, 5.77%, 4/10/2006                            ***            6,945
       Continental Assurance
          Company                   Group Annuity Contract #24022, 6.58%, 12/31/2001                           ***            3,342
       General Electric Capital
          Assurance Company         Group Annuity Contract #GS3614GECA, 5.92%, 6/01/2006                       ***            5,090
       Monumental Life Insurance
          Company                   Group Annuity Contract #MDA00380TR, 4.64% 1/31/2012                        ***           10,900
       Monumental Life Insurance
          Company                   Group Annuity Contract #ADA00212TR, 6.29% **                               ***           65,117

*        Indicates party-in-interest.
** These synthetic portfolios have no final maturity. Final maturity is based on the underlying assets in the bond portfolios.
***      Cost information not required for member directed investments.

                                                                                                                  EIN# 06-0383750
                                                                                                                        PLAN# 100
                                              THE HARTFORD INVESTMENT AND SAVINGS PLAN
                                      SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD AT YEAR END
                                                       AS OF DECEMBER 30, 2001
                                                          ($ IN THOUSANDS)

                                    (C)  DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF                 (E) CURRENT
(A)    (B) IDENTITY OF PARTY             INTEREST, COLLATERAL, PAR OR MATURITY VALUE                 (D)  COST           VALUE
------------------------------------------------------------------------------------------------------------------------------------
      Morgan Guaranty Trust Company Group Annuity Contract #AITTH01, 6.67% **                       $        ***   $       90,919
      Principal Life Insurance
         Company                    Group Annuity Contract #GA 4-36623, 5.78%, 01/21/2004                    ***           10,568
      Protective Life Insurance
         Company                    Group Annuity Contract #GA1629, 7.34%, 5/30/2003                         ***            3,436
      Security Benefit Life
         Insurance Company          Group Annuity Contract #G0105, 6.46%, 1/25/2006                          ***            6,850
      Transamerica Insurance
         Company                    Group Annuity Contract #TDA76592TR, 6.89%, 1/31/2012                     ***           81,070
      Union Bank of Switzerland     Group Annuity Contract #3024, 6.61% **                                   ***           59,737
                                                                                                                       -------------
                                             SUBTOTAL                                                                     366,748
                                                                                                                       -------------

      Advisers Fund
      -------------

*     The Hartford Financial        Hartford Mutual Funds, Inc. Advisers Fund #BL416645786, Class
         Services Group, Inc.       Y shares                                                                 ***           58,363
                                                                                                                       -------------
                                             SUBTOTAL                                                                      58,363
                                                                                                                       -------------

      Bond Income Strategy Fund
      -------------------------

*     The Hartford Financial        Hartford Mutual Funds, Inc. Bond Income Strategy Fund, Class Y
         Services Group, Inc.       shares                                                                   ***           18,303
                                                                                                                       -------------
                                             SUBTOTAL                                                                      18,303
                                                                                                                       -------------

      Money Market Fund
      -----------------
*     The Hartford Financial
         Services Group, Inc.       Hartford Mutual Funds, Inc. Money Market Fund, Class Y shares            ***           33,009
                                                                                                                       -------------
                                             SUBTOTAL                                                                      33,009
                                                                                                                       -------------

      Dividend and Growth Fund
      ------------------------

*     The Hartford Financial        Hartford Mutual Funds, Inc. Dividend and Growth Fund, Class Y
         Services Group, Inc.       shares                                                                   ***           24,370
                                                                                                                       -------------
                                             SUBTOTAL                                                                      24,370
                                                                                                                       -------------

      International Opportunities Fund
      --------------------------------

*     The Hartford Financial         Hartford Mutual Funds, Inc. International Opportunities Fund,
         Services Group, Inc.        Class Y shares                                                          ***           13,339
                                                                                                                       -------------
                                              SUBTOTAL                                                                     13,339
                                                                                                                       -------------

*        Indicates party-in-interest.
** These synthetic portfolios have no final maturity. Final maturity is based on the underlying assets in the bond portfolios.
***      Cost information not required for member directed investments.


                                                                                                                  EIN# 06-0383750
                                                                                                                        PLAN# 100
                                              THE HARTFORD INVESTMENT AND SAVINGS PLAN
                                      SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD AT YEAR END
                                                       AS OF DECEMBER 30, 2001
                                                          ($ IN THOUSANDS)

                                    (C)  DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF                 (E) CURRENT
(A)    (B) IDENTITY OF PARTY             INTEREST, COLLATERAL, PAR OR MATURITY VALUE                 (D)  COST           VALUE
------------------------------------------------------------------------------------------------------------------------------------

       Capital Appreciation Fund
       -------------------------
*      The Hartford Financial         Hartford Mutual Funds, Inc. Capital Appreciation Fund, Class
          Services Group, Inc.        Y shares                                                      $        ***   $         74,110
                                                                                                                       -------------
                                                    SUBTOTAL                                                                 74,110
                                                                                                                       -------------
       Small Company Fund
       ------------------
*      The Hartford Financial
          Services Group, Inc.       Hartford Mutual Funds, Inc. Small Company Fund, Class Y shares          ***             26,112
                                                                                                                       -------------
                                              SUBTOTAL                                                                       26,112
                                                                                                                       -------------

       MidCap Fund
       -----------
*      The Hartford Financial
          Services Group, Inc.       Hartford Mutual Funds, Inc. MidCap Fund, Class Y shares                  ***            45,159
                                                                                                                       -------------
                                              SUBTOTAL                                                                       45,159
                                                                                                                       -------------

       High Yield Fund
       ---------------
*      The Hartford Financial
          Services Group, Inc.        Hartford Mutual Funds, Inc. High Yield Fund, Class Y shares             ***             3,579
                                                                                                                       -------------
                                              SUBTOTAL                                                                        3,579
                                                                                                                       -------------

       Global Leaders Fund
       -------------------

*      The Hartford Financial         Hartford Mutual Funds, Inc. Global Leaders Fund, Class Y
          Services Group, Inc.        shares                                                                  ***             9,005
                                                                                                                       -------------
                                              SUBTOTAL                                                                        9,005
                                                                                                                       -------------

       Global Health Fund
       ------------------
*      The Hartford Financial
          Services Group, Inc.       Hartford Mutual Funds, Inc. Global Health Fund, Class Y shares           ***             4,578
                                                                                                                       -------------
                                              SUBTOTAL                                                                        4,578
                                                                                                                       -------------
       Global Technology Fund
       ----------------------

*      The Hartford Financial         Hartford Mutual Funds, Inc. Global Technology Fund, Class Y
          Services Group, Inc.        shares                                                                  ***             6,173
                                                                                                                       -------------
                                              SUBTOTAL                                                                        6,173
                                                                                                                       -------------
       Bankers Trust Company Cash Fund-STIF
       ------------------------------------
*      Bankers Trust Company          BT Pyramid Directed Account Cash Fund-STIF                              ***                20
*      Bankers Trust Company          BT Pyramid Discretionary Account Cash Fund-STIF                         ***             1,277
                                                                                                                       -------------
                                              SUBTOTAL                                                                        1,297
                                                                                                                       -------------

*        Indicates party-in-interest.
***      Cost information not required for member directed investments.

                                                                                                                  EIN# 06-0383750
                                                                                                                        PLAN# 100
                                              THE HARTFORD INVESTMENT AND SAVINGS PLAN
                                      SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD AT YEAR END
                                                       AS OF DECEMBER 30, 2001
                                                          ($ IN THOUSANDS)

                                    (C)  DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF                 (E) CURRENT
(A)    (B) IDENTITY OF PARTY             INTEREST, COLLATERAL, PAR OR MATURITY VALUE                 (D)  COST           VALUE
------------------------------------------------------------------------------------------------------------------------------------
       Loan Fund
       ---------
*      Loans to Participants          Loans Receivable from Participants, maturing at various
                                        dates bearing interest at rates from 5.68% - 11.50%         $         N/A    $        34,922
                                                                                                                       -------------
                                              SUBTOTAL                                                                        34,922
                                                                                                                       -------------
                                              TOTAL                                                                  $     1,805,054
                                                                                                                       -------------
*     Indicates party-in-interest.


                                                                                                              EIN# 06-0383750
                                                                                                                    PLAN# 100
                                                THE HARTFORD INVESTMENT AND SAVINGS PLAN
                                        SCHEDULE H, LINE 4J - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                  FOR THE YEAR ENDED DECEMBER 30, 2001
                                                             ($ IN THOUSANDS)


                                                                            (C)           (D)        (E)          (F)
               (A)                                (B)                    PURCHASE        SELLING    LEASE       EXPENSE
        IDENTITY OF PARTY                 DESCRIPTION OF ASSET             PRICE         PRICE      RENTAL      INCURRED
--------------------------------------------------------------------------------------------------------------------------
 The Hartford Financial Services    The Hartford Financial Services
           Group, Inc. *                 Group, Inc. common stock           $--          $80,829       $--         $--
 The Hartford Financial Services    The Hartford Financial Services
           Group, Inc. *                 Group, Inc. common stock           86,058         --           --          --
--------------------------------------------------------------------------------------------------------------------------

* Indicates party-in-interest.




                                                                                                              EIN# 06-0383750
                                                                                                                    PLAN# 100
                                                THE HARTFORD INVESTMENT AND SAVINGS PLAN
                                        SCHEDULE H, LINE 4J - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                  FOR THE YEAR ENDED DECEMBER 30, 2001
                                                            ($ IN THOUSANDS)
                                                               (CONTINUED)


                                                        (H)
                                       (G)       CURRENT VALUE OF          (I)
               (A)                   COST OF         ASSETS ON             NET
        IDENTITY OF PARTY             ASSET      TRANSACTION DATE         GAIN
----------------------------------------------------------------------------------
 The Hartford Financial Services
           Group, Inc. *              $45,882         $80,829           $34,947
 The Hartford Financial Services
           Group, Inc. *               86,058          86,058                --
----------------------------------------------------------------------------------

* Indicates party-in-interest.

                                    SIGNATURE




   PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PENSION FUND TRUST AND INVESTMENT COMMITTEE OF THE HARTFORD INVESTMENT AND SAVINGS PLAN HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.





                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
                    ----------------------------------------
                                 (NAME OF PLAN)




                                     BY:  /S/  FRANCIS A. DORION
                                         ---------------------------------------
                                         (FRANCIS A. DORION, PLAN ADMINISTRATOR)



JUNE 28, 2002
-------------
(DATE)

                                                                       EXHIBIT 1




                         CONSENT OF INDEPENDENT AUDITORS




The Hartford Financial Services Group, Inc.:

We consent to the incorporation by reference in Registration Statement No. 33-80663 on Form S-8 of our report dated June 20, 2002, appearing in this Annual Report on Form 11-K of The Hartford Investment and Savings Plan for the year ended December 30, 2001.


DELOITTE & TOUCHE LLP



Hartford, Connecticut
June 26, 2002